UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28985 / October 27, 2009

_____

In the Matter of                                                          :
                                                                          :
EVERGREEN INCOME ADVANTAGE FUND                 :
EVERGREEN MULTI-SECTOR INCOME FUND              :
EVERGREEN UTILITIES AND HIGH INCOME FUND       :
EVERGREEN INTERNATIONAL BALANCED INCOME FUND   :
EVERGREEN GLOBAL DIVIDEND OPPORTUNITY FUND     :
EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC :
200 Berkeley Street                                                :
Boston, MA 02116                                                   :
                                                                          :
(812-13030)                                                         :
                                                                          :
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Evergreen Income Advantage Fund, Evergreen Multi-Sector Income Fund, Evergreen Utilities
and High Income Fund, Evergreen International Balanced Income Fund, Evergreen Global
Dividend Opportunity Fund, and Evergreen Investment Management Company, LLC filed an
application on October 14, 2003, and amendments to the application on October 28, 2008, June
29, 2009, and September 29, 2009, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1
under the Act.  The order permits a registered closed-end investment company to make periodic
distributions of long-term capital gains with respect to its common shares as often as monthly in
any one taxable year, and as frequently as distributions are specified by or in accordance with the
terms of its preferred shares.

On September 30, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28938).  The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered.  No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Evergreen Income Advantage Fund, Evergreen Multi-Sector Income Fund, Evergreen Utilities and High Income Fund, Evergreen International Balanced Income Fund, Evergreen Global Dividend Opportunity Fund, and Evergreen Investment Management Company, LLC (File No. 812-13030) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary